[Voya Investment Management Logo]

January 27, 2015

VIA EDGAR

Ms. Naseem Nixon

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                             Voya Partners, Inc.

(File Nos. 333-32575; 811-8319)

Dear Ms. Nixon:

This letter responds to comments provided to Jay Stamper on January 9, 2015, by the Staff of the U.S. Securities and Exchange Commission (“Staff”), for Post-Effective Amendment No. 66 filed on November 26, 2014, to the Registration Statement on Form N-1A for Voya Partners, Inc. (the “Registrant”). Our summary of the comments and our responses thereto are provided below.

In addition, attached is the requested Tandy Letter (Attachment A).

1.                        Comment:                                                   The Staff requested that the Registrant confirm that all missing or bracketed information in each prospectus or SAI and any missing exhibits will be included in a subsequent Post-Effective Amendment.

Response:                                                     The Registrant so confirms.

2.                        Comment:                                                   In the section entitled “Combination with Voya Solution Income Portfolio”  it is disclosed that when Voya Solution 2060 Portfolio reaches its respective Target Date, it may be combined with Voya Solution Income Portfolio without a shareholder vote if the Company’s board determines that such combination would be in the best interest of the Portfolio and its shareholder.  The Staff requested that the Registrant explain whether the Registrant has received exemptive relief from Section 11 of the 1940 Act or whether the Registrant is relying on some other legal basis. This comment also applies to Voya Index Solution 2060 Portfolio.

Response:                                                     The Registrant’s Articles of Incorporation that are filed with the State of Maryland contain a provision which authorizes each Portfolio to combine with Voya Solution Income Portfolio/Voya Index Solution Income Portfolio without the vote of shareholders if the Board of Directors determines it is in the best interest of each Portfolio and its shareholders.

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli
Paul A. Caldarelli
Vice President and Senior Counsel
Voya Investment Management

Attachment

cc:        Huey P. Falgout, Jr., Esq.

Voya Investments, LLC

Jeffrey S. Puretz, Esq.

Dechert LLP

Attachment A

[VOYA FUNDS LOGO]

January 27, 2015

VIA EDGAR

Ms. Naseem Nixon

U.S.  Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

RE:                          Voya Partners, Inc.

(File Nos. 333-32575; 811-8319)

Dear Ms. Nixon:

Voya Partners, Inc. (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Senior Vice President and Counsel
Voya Funds

Attachments

cc:                                Jeffrey Puretz, Esq.

Dechert LP